Exhibit 16.1

January 16, 2014

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for ModusLink Global Solutions, Inc. (the Company) and, under the date of October 15, 2013, we reported on the consolidated financial statements of the Company as of and for the years ended July 31, 2013 and 2012, and the effectiveness of internal control over financial reporting as of December 31, 2013. On January 13, 2014, we were dismissed. We have read the Company’s statements included under Item 4.01 of its Form 8-K dated January 16, 2014, and we agree with such statements, except that we are not in a position to agree or disagree with the Company’s statement that our dismissal as the independent registered public accounting firm was approved by the Audit Committee of the Board of Directors of the Company and the two paragraphs included in Item 4.01(b).

Very truly yours,

/s/ KPMG LLP